

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 5, 2017

<u>Via E-mail</u>
Paul Seavey
Chief Financial Officer
Equity LifeStyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, IL 60606

> **Re:** **Equity LifeStyle Properties, Inc.**
> **Form 10-K**
> **Filed February 22, 2017**
> **Form 10-Q**
> **Filed May 3, 2017**
> **Form 8-K**
> **Filed April 18, 2017**
> **File No. 001-11718**

Dear Mr. Seavey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-Q for the quarter ended March 31, 2017</u>

<u>Rental Operations, page 35</u>

1.  We note you have presented a non-GAAP measure, Income from rental operations, net of depreciation. Please provide the disclosures required by Item 10(e) of Regulation S-K for all non-GAAP measures presented in future filings, and in your response, please tell us why you believe this measure provides useful information to investors.

<u>Item 2.02 Form 8-K filed April 18, 2017</u>

<u>Exhibit 99.1</u>

2.      Please include a reconciliation of your non-GAAP measure Income from property operations to the most directly comparable GAAP measures in future filings.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Paul Cline at (202)551-3851 or me at (202)551-3693 if you have questions regarding comments on the financial statements and related matters.  Please contact Bryan Hough at (202)551-8625 or Sandra Hunter at (202)551-3758 with any other questions.


                        Sincerely,

                        /s/ Eric McPhee

                        Eric McPhee
                        Senior Staff Accountant
                        Office of Real Estate and
                        Commodities